EXHIBIT 99.1

eFuture Announces Receipt of Preliminary Non-Binding Proposal From Shiji, Its Controlling Shareholder

BEIJING, June 06, 2016 (GLOBE NEWSWIRE) -- eFuture Holding Inc. (Nasdaq:EFUT) (the “Company” or “eFuture”), a leading software and solution provider and a mobile business enabler to China's retail and consumer goods industries, today announced receipt of an unsolicited preliminary non-binding proposal to acquire all the remaining outstanding ordinary shares of the Company from its controlling shareholder, Shiji (Hong Kong) Limited (“Shiji”), which presently owns 2,744,857 shares of eFuture, represented 52.37% of the outstanding ordinary shares of eFuture as of June 5, 2016, for $6.32 in cash per share. Earlier this year, Shiji nominated and appointed six members of the Board of Directors (the “Board”) of the Company, who are presently serving on the Board of a total eleven members.

Shiji’s non-binding offer is subject to various conditions, including due diligence, financing, and the parties entering into satisfactory definitive agreements.

Consistent with its fiduciary duties, the Board in consultation with its legal and financial advisors, will carefully review the Shiji proposal to determine the course of action that it believes is in the best interests of eFuture shareholders.

The Board cautions eFuture's shareholders and others considering trading in its securities that the Board received the non-binding proposal and no decisions have been made with respect to eFuture's response to the proposal. There can be no assurance that any definitive offer will be made, that any legally binding agreement will be executed or that this or any other transaction will be approved or consummated. eFuture does not undertake any obligation to provide any updates with respect to this or any other transaction, except as required under applicable law.

ABOUT EFUTURE HOLDING INC.

eFuture Holding Inc. (Nasdaq:EFUT) is a leading software and solution provider and a mobile business enabler to China's retail and consumer goods industries. eFuture's clients include 1,000+ active retailers with more than 50,000 physical stores across China, of which about 45% were ranked among the top 100 chain retailers during 2014. For more information about eFuture, please visit http://www.e-future.com.cn.

SAFE HARBOR

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. eFuture may also make written or oral forward-looking statements in periodic reports to the Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to second parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: eFuture’s anticipated growth strategies; eFuture’s future business development, results of operations and financial condition; expected changes in the Company’s revenue and certain cost or expense items; eFuture’s ability to attract clients and leverage its brand; trends and competition in the software industry; the Company’s ability to control expenses and maintain profit margins; the Company’s ability to hire, train and retain qualified managerial and other employees; the Company’s ability to develop new software and pilot new business models at desirable locations in a timely and cost-effective manner; the performance of third parties under contracts with the Company; the expected growth of the Chinese economy software market in retail and consumer goods industries; and Chinese governmental policies relating to private managers and operators of software and applicable tax rates.

Further information regarding these and other risks will be included in eFuture’s annual report on Form 20-F and other documents filed with the SEC. All information provided in this press release and in the attachments is as of June 6, 2016, and the Company undertakes no duty to update such information or any other forward-looking information, except as required under applicable law.

Investor Contact:
Troe Wen, Company Secretary
eFuture Holding Inc.
+86 10 50916128
ir@e-future.com.cn